Exhibit 99.5

FIAT CHRYSLER AUTOMOBILES NV

Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on April 8, 2016.
Vote by Internet
• Go to www.investorvote.com/FCAU
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Vote by telephone

• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded message
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE .. ▼

A	Proposals — The Board of Directors recommend that you vote FOR proposals 2.d. – 6 and 8.

	For	Against	Abstain			For	Against	Abstain	+
2.d. Adoption of the 2015 Annual Accounts	☐	☐	☐	2.e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2015	☐	☐	☐

3. RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS

3.a. - John Elkann	For ☐	Against ☐	Abstain ☐	3.b. - Sergio Marchionne	For ☐	Against ☐	Abstain ☐

4. RE-APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS
	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
4.a. - Ronald L. Thompson	☐	☐	☐	4.b. - Andrea Agnelli	☐	☐	☐	4.c. - Tiberto Brandolini d’Adda	☐	☐	☐
4.d. - Glenn Earle	☐	☐	☐	4.e. - Valerie A. Mars	☐	☐	☐	4.f. - Ruth J. Simmons	☐	☐	☐

4.g. - Patience Wheatcroft	☐	☐	☐	4.h. - Stephen M. Wolf	☐	☐	☐	4.i. - Ermenegildo Zegna	☐	☐	☐

		For	Against	Abstain			For	Against	Abstain
5.	Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company	☐	☐	☐	6.	Delegation to the Board of the Authority to Acquire Common Shares in the Capital of the Company	☐	☐	☐

8.	Demerger	☐	☐	☐

▼	IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.	▼

Proxy — FIAT CHRYSLER AUTOMOBILES NV	+

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2016

The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Fiat Chrysler Automobiles N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 15, 2016, at Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk, the Netherlands commencing at 12:00 NOON Central European Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

B	Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance
		Mark the box to the right if you plan to attend the Annual General Meeting.	☐

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

+
IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

(BAR CODE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2016

ASSEMBLEA DEGLI AZIONISTI - 15 APRILE 2016

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	1.123.00099	N. DI REGISTRAZIONE

The Annual General Meeting of Shareholders of FCA N.V. will be held on April 15, 2016 at 12:00 NOON CET at:	L’Assemblea degli Azionisti di FCA N.V. si terrà il 15 Aprile 2016 alle ore 12:00 presso:
Radisson Blu Hotel Amsterdam Airport Boeing Avenue 2, 1119 PB Schiphol-Rijk (the Netherlands)

We hereby confirm the registration to attend the above meeting of:	Confermiamo la registrazione per partecipare alla suddetta assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Data di nascita: XX.XX.XXXX - Place of birth/Luogo di nascita: XXXXXXXXXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:
Class of shares/Tipo azioni	(Common/Electing/Qualifying/Special)

Number of shares/Numero di azioni	XXXXXXXXXXX

Fiat Chrysler Automobiles N.V.	Computershare S.p.A.

PROXY CARD

Should the above indicated shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto azionista non può partecipare all’assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

appoints/delega:
Mr./Mrs./ il Sig./la Sig.ra…………………………………………………………………………………………

to represent him/her and vote on his/her behalf at the abovementioned AGM of Shareholders of FCA N.V.	a rappresentarlo/la e a votare per suo conto alla sopramenzionata Assemblea degli Azionisti della FCA N.V.

Date/Data	Signature/Firma